SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

August 17, 2022

Commission File Number 001-36761

Kenon Holdings Ltd.

1 Temasek Avenue #37-02B
Millenia Tower
Singapore 039192
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-201716) OF KENON HOLDINGS LTD. AND IN THE PROSPECTUSES RELATING TO SUCH REGISTRATION STATEMENT.

Kenon Notifies Investors of ZIM’s Publication of Q2 2022 Results,
including ZIM's Affirmation of Full-Year 2022 Guidance,
Updated Dividend Policy and Second Quarter 2022 Dividend

Singapore, August 17, 2022. Kenon Holdings Ltd. (NYSE:KEN, TASE:KEN) (“Kenon”) announces that ZIM Integrated Shipping Services, Ltd. (“ZIM”) has published its second quarter 2022 results. This announcement includes an affirmation by ZIM of its previously published full-year 2022 guidance, updated dividend policy and information about the second quarter 2022 dividend of approximately $571 million, or $4.75 per ordinary share, to be paid on September 8, 2022, declared by its board of directors. This announcement is expected to be available on ZIM’s website and the website of the U.S. Securities and Exchange Commission (SEC) (http://www.sec.gov). These websites, and any information referenced therein, are not incorporated by reference herein.

Kenon does not undertake to notify investors of publications of ZIM results or other information published by ZIM and directs investors to ZIM’s website, and other announcements by ZIM and ZIM’s filings with and submissions to the SEC for information on ZIM’s and its business and results of operations including its announced dates for publication of results. All information contained in ZIM’s press release is solely information of ZIM and Kenon has not participated in the preparation of such press release and takes no responsibility for the content of such press release.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, statements relating to affirmation by ZIM of its previously published full-year 2022 guidance, updated dividend policy and the second quarter 2022 dividend declared by ZIM. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in such forward-looking statements, including those risks set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KENON HOLDINGS LTD.

Date: August 17, 2022	By:	/s/ Robert L. Rosen
	Name:	Robert L. Rosen
	Title:	Chief Executive Officer